Mail Stop 3561
      November 22, 2005

Michael J. Bradley
President and Chief Executive Officer
DCP Midstream Partners, LP
370 17th Street, Suite 2775
Denver, Colorado 80202

      Re:	DCP Midstream Partners, LP
		Amendment No. 2 to Registration Statement on Form S-1
      Filed November 18, 2005
		File No. 333-128378

Dear Mr. Bradley:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.
Management`s Discussion and Analysis, page 70
1. We note in the discussion on the use of proceeds on pages 10 and
39 that you will distribute approximately $8 million in cash to affiliates of DEFS as reimbursement for capital expenditures incurred by them related to the assets to be contributed to you upon the closing of the offering. However, it does not appear that you have disclosed the facts underlying the reimbursement either in this section or in the Certain Relationships and Related Party Transactions section. Please disclose the material aspects of the arrangement you have had with the affiliates of DEFS for which you are required to reimburse them.

Exhibits, page II-5
2. It appears that you have not summarized in the prospectus the material terms of the agreement you have filed as exhibit 10.5.
Please revise or advise.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Scott Ruggiero, Staff Accountant, at (202)
551-
3331, or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 551-3333, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

cc:	Thomas P. Mason, Esq.
	Vinson & Elkins L.L.P.
	Fax:  (713) 615-5320
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Michael J. Bradley
DCP Midstream Partners LP
November 22, 2005
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